Exhibit 99.1

Health Canada greenlights IMRIS ceiling-mounted intraoperative CT solution

VISIUS iCT provides highest quality OR imaging with low radiation dose management

WINNIPEG, March 26, 2015 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced that VISIUS® iCT, the first and only ceiling-mounted intraoperative computed tomography scanner, has received Health Canada licensing allowing for sales and marketing in the country.

"This completes our roll-out of VISIUS iCT for North America and another step in our overall global distribution," said IMRIS President and CEO Jay D. Miller. "As procedures become more minimally invasive, the need for better visualization with advanced imaging increases. VISIUS iCT places the highest quality CT imaging inside the OR. This scanner delivers more flexibility for both bone and soft tissue scanning compared to other intraoperative CT scanners on the market."

VISIUS iCT provides personalized dose management together with diagnostic quality imaging during the surgical procedure to assist surgeons in critical decision making. Developed for the neurosurgery and spine surgery markets, VISIUS iCT has the 64-slice Siemens SOMATOM® Definition AS scanner as its core technology – making it the highest quality computed tomography imagery in an operating room. Unlike other mobile intraoperative CT systems on the market, the VISIUS iCT can support complex brain tumor resection and neurovascular procedures.

"Both neurosurgeons and spine surgeons will find this unique solution helpful in supporting the full spectrum of intracranial, spinal and neurovascular procedures," Miller added.

The scanner effortlessly moves into and out of the operating room during surgery using ceiling-mounted rails to ease workflow. This enables multiple room configurations to meet both clinical requirements and increase utilization without compromising image quality or exam speed. Patient transport and the need for floor-mounted rails used in other systems is eliminated which opens up valuable OR space and allows unimpeded movement of surgical equipment and simplified infection control.

In addition, VISIUS iCT features a suite of software applications such as 3D volume rendering to aid in surgical planning and dose reduction which considers each patient's unique characteristics to maximize image quality and minimize dose. The system software allows healthcare practitioners to visualize dosage prior to scan and adjust settings based on the specific clinical need with detailed dosage reports produced after each scan.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angiography modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

SOURCE IMRIS Inc.

%CIK: 0001489161

For further information: Kevin J. Berger, Marketing Communications Manager, IMRIS, Inc., Tel: 763-203-6332, Email: kberger@imris.com

CO: IMRIS Inc.

CNW 08:01e 26-MAR-15